CONFIDENTIAL TREATMENT REQUESTED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Attorney-Advisor

Office of Energy & Transportation

Re:	Sun Country Airlines Holdings, Inc.

Registration Statement on Form S-1

Filed February 23, 2021

File No. 333-252858

Dear Ms. Majmudar:

We are submitting this letter on behalf of Sun Country Airlines Holdings, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-252858) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter.

The purpose of this letter is to notify the Staff of the price range that the Company expects to include on the cover of its preliminary prospectus to enable the Staff to complete its review of the Company’s equity pricing and fair value determinations. This letter provides a discussion of the Company’s approach to equity pricing and fair value determinations with respect to the option and share grants made by the Company’s board of directors (the “Board”) from January 1, 2020 through the date of this letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2021

letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 373-3588 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of October 1, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s most recent third-party valuation was used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each equity award. The valuation was determined by using a market multiple and discounted cash flow approaches, including utilizing assumptions for the lack of marketability of SCA stock. Below is a summary of options and shares issued during 2020 for employees still employed as of December 31, 2020:

Grant Date	Number of options and shares granted	Exercise price
August 11, 2020	11,521	$340.36
December 31, 2020	3,316	$326.71

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2021

The Board relied, in part, on the results of the October 1, 2020 and December 31, 2019 valuations in its determination of the fair value of common stock of $326.71 per share as of October 1, 2020 and $340.36 as of December 31, 2019 when it granted options and shares to employees during fiscal 2020. Since October 1, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained materially consistent from October 1, 2020 to December 31, 2020.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to January 2021, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

The Company believes that the difference between the fair value of its common stock as of December 31, 2020 of $326.71 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments that occurred subsequent to December 31, 2020:

•

The underwriters informed the Company that the average change in the market trading prices for comparable public companies was an increase of approximately 36.2% for low-cost carriers and ultra low-cost carriers and 29.6% for full service carriers, in each case from December 31, 2020 to February 24, 2021, as a result of favorable market conditions for airlines. This stock price increase is consistent with the increase from the Company’s stock valuation of $326 at December 31, 2020 to the preliminary price range of $[***] to $[***]. Note that the December 31, 2020 valuation does include a lack of marketability discount.

•

There are differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered previously. This includes that the preliminary IPO price range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a scenario where the Company may continue as a private, stand-alone entity.

•	In January and February 2021, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•

On February 10, 2021, the Company executed a new five-year credit agreement with a group of lenders that replaces the Company’s May 15, 2020 $25,000 revolving credit agreement. The new agreement provides for a $25,000 Revolving Credit Facility and a $90,000 Delayed Draw Term Loan Facility. The term loan will be used to finance the acquisition of existing leased aircraft and engines at more favorable economic terms.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 25, 2021

•

The successful completion of an IPO would strengthen the Company’s balance sheet and provide access to public equity and debt markets to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher fully diluted equity valuation, which is reflected in the preliminary IPO price range.

•

Until February 2021, when the Board approved the public filing of the registration statement, there remained significant uncertainty over the likelihood of the Company completing an IPO at all times prior to that date, especially given the current economic environment and the impacts to the U.S. passenger airline industry related to COVID-19.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, note that the options and shares granted over the past six months have not been significant.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine A. Shaia

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Eric Levenhagen

Sun Country Airlines Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.